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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1645
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilma Shepherd 303.996.3007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1801 California St., Ste 2900	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Michael S. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Advisors LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado County of Denver
Subscribed and sworn before me on 02/24/2017 (Date)

(Notary Signature)

Signature

Member

Title

Notary Public

MAIHAN MOQUIM
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164040292
MY COMMISSION EXPIRES OCTOBER 20, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Q Advisors LLC

Statement of Financial Condition along with Report of Independent Registered Public Accounting Firm

December 31, 2016

Q Advisors LLC

December 31, 2016

Contents

BKD LLP
CPAs & Advisors

1801 California Street, Suite 2900 // Denver, CO 80202-2606
303.861.4545 // fax 303.832.5705 // bkd.com

Report of Independent Registered Public Accounting Firm

To the Members
Q Advisors LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Q Advisors LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Denver, Colorado
February 22, 2017

Q Advisors LLC
Statement of Financial Condition
December 31, 2016

Assets

Current Assets		
Cash	$	63,925
Accounts receivable		127,802
Prepaid management fees		2,555,000
Prepaid expenses		28,756
Furniture and equipment, at cost, net of accumulated depreciation of $250,561		19,048
	$	2,794,531

Liabilities and Members' Capital

Liabilities		
Accounts payable and accrued expenses	$	35,635
Total liabilities		35,635
Members' Capital		2,758,896
	$	2,794,531

Q Advisors LLC
Notes to Statement of Financial Condition
December 31, 2016

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Q Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns revenues from financial advisory services related to mergers and acquisitions, private equity and debt financing and capital structure advisory services. Because of the services provided, it is expected that the Company will have significant changes in the makeup of its customer base year to year.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company promptly transmit all customer funds and securities to customers and maintain a bank account designated as a "Special Account for the Exclusive Benefit of Customers." Management has instituted a policy prohibiting the Company from receiving any customer funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2016, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using an accelerated method.

Revenue Recognition

Financial advisory fees and reimbursed direct client costs are recognized as earned based on the terms of the specific contracts with the customers.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2013 and 2012, respectively.

Subsequent Events

Subsequent events have been evaluated through February 22, 2017, which is the date the financial statements were issued.

Note 2: Related-party Transactions

The Company pays an annual management fee to a related party through common ownership. The amount of the management fee is for all necessary management and administrative services needed to implement the operations of the Company and is determined annually by the members of the Company. The Company's commitment for the management fee for the year ending December 31, 2017 is $2,555,000. At December 31, 2016, the Company had prepaid the entire 2016 management fee.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $28,290, which was $23,290 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.26 to 1 at December 31, 2016.